January 28, 2011

Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4720

Via EDGAR

Re:         TapImmune, Inc. (the “Registrant”)
Form 10-K for the year ended December 31, 2009 (the “Form 10-K”)
Form 10-Q for the quarter ended March 31, 2010 (the “March Form 10-Q”)
Form 10-Q for the quarter ended June 30, 2010 (the “June Form 10-Q”)

Dear Mr. Rosenberg:

We have received your letter dated December 23, 2010 providing comments to the Form 10-K, the March Form 10-Q and the June Form 10-Q.  We have set forth below in italics the comments in your letter of December 23, 2010 followed by our responses to each comment.

Form 10-K for the fiscal year ended December 31, 2009

Note 6: Related Party Transactions, page 34

1.  You state that debt settlement transactions with related parties resulted in a gain of $284,368 being included in the statement of operations.  Please provide us proposed disclosure to be included in future filings to identify which settlements resulted in a gain.  Tell us why these settlements are not considered capital transactions as noted in ASC 470-50-40-2.

Based upon your approval of the proposed disclosure below, we will file an amended version of the Form 10-K (the “Amended Form 10-K”).  In the Amended Form 10-K, we  propose expanding the second to last paragraph in Note 6 as follows (additions in red and double underlined and deletions in red and strikethrough) to note which settlements have resulted in a gain:

“All related party transactions (other than stock based consideration) involving provision of services were recorded at the exchange amount, which is the amount established and agreed to by the related parties. The Company has accounted for the debt settlement transactions with related parties at the exchange amount, which was determined by reference to similar settlements between ~~arms-length~~ unaffiliated parties. The debt owed to related parties amounted to $755,092, of which $542,092, being primarily owed to directors and officers, was converted into equity. The value of the equity issued in settlement of the debt was estimated to be $257,724. The debt settlement transactions with the related parties were completed on the same terms as ~~arms’-length~~ unaffiliated creditors and resulted in a gain of $284,368 being included in the statement of operations.”

We do not consider the settlements to be capital transactions pursuant to ASC 470-50-40-2.1  In the fiscal year ended December 31, 2009, total debt in the amount of $3,181,207 was extinguished, which included accounts payable, notes payable, amounts due to related parties and a related party note payable.  The related party debt that was extinguished amounted to $542,092, with the following parties:

Amounts due to directors and officers	$ 497,562
Amounts to family members of officers	29,530
Note payable with an officer	15,000
$ 542,092

The Company’s debt levels had grown significantly up to that time, which was depressing the Company’s ability to raise equity financings on agreeable terms and severely impacting the Company’s liquidity. The intent of management was to reduce the overall debt to attract additional financing for the Company. A third party consultant was successful in negotiating debt assignments with the majority of the Company’s creditors and acquiring the debt for unaffiliated parties at arms’ length terms at under 50% of the face value. Under that commitment, management agreed to convert a significant portion of its debt into equity on the same terms as the unaffiliated parties.

The directors and officers involved in the debt settlements did so without acquiring a controlling or significant equity interest in the Company. The transactions were completed on the same terms as the unaffiliated parties who had recently been assigned the Company’s debt. The definition of related parties or related entities suggests that one party has the ability to significantly influence or control another, however in this instance the transactions were completed on terms identical to those with the unaffiliated parties. For this reason, we did not treat the transaction as a capital transaction but used the same accounting treatment in recording the settlement of the unaffiliated and affiliated portion of the debt with accompanying related party disclosures.

Management was of the opinion that the exchange value, as estimated by observable similar transactions between unaffiliated parties, should form the measurement basis for the accounting treatment of the debt settlement.

Note 7: Capital Stock

2009 Share Transaction, page 36

2.  Please refer to your disclosure regarding the debt conversion and assignment transaction and your disclosure that management estimated fair value of the resultant obligation to issue shares to be $1,678,392 based on the third-party debt settlements.  Please provide us proposed disclosure to be included in future filings to explain why management estimated the fair value of the stock based on

1 ASC 470-50-40-2 reads in part:
A difference between the reacquisition price and the net carrying amount of the extinguished debt shall be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item. Gains and losses shall not be amortized to future periods. If upon extinguishment of debt the parties also exchange unstated (or stated) rights or privileges, the portion of the consideration exchanged allocable to such unstated (or stated) rights or privileges shall be given appropriate accounting recognition. Moreover, extinguishment transactions between related entities may be in essence capital transactions.

third-party debt settlements and not the fair market value of the stock instead.  Tell us the authoritative accounting literature used to support your accounting for this transaction.

In the Amended Form 10-K, we propose expanding the paragraph following “2009 Share Transactions” in Note 7 as follows (additions in red and double underlined) to explain fair value was based on debt settlement and not the fair market value of the stock:

“Effective June 4, 2009, the Company completed a debt conversion and assignment transaction resulting in an obligation to issue 31,812,065 common shares in conjunction with the retirement of $3,181,207 in accounts payable and accrued liabilities, notes payable and related party debt.  The shares were issued on July 1, 2009.  Management estimated the fair value of the resultant obligation to issue shares to be $1,678,392 based on third party debt settlements instead of fair market value of the stock as the illiquid public market for the Company’s stock did not provide a reliable indicator of its share price.  Included in the statement of operations is a gain on debt settlement of $972,369, net of transaction costs.  Of the 33,812,065 share issuance, 2,000,000 shares were issued pursuant to a consulting services agreement related to the debt conversion and assignment transaction.  The 2,000,000 share issuance has an estimated fair value of $400,000 which was recorded against the gain on debt settlement.  The Company also settled accounts payable and incurred a loss on debt settlement of $11,314.”

We chose to follow FASB ASC 470-50-40-32 in determining to base value on the debt settlement.  Immediately before the settlement transaction, there were 24,149,827 common shares issued and outstanding. Following the settlement transaction, there were 362,270,478 common shares outstanding, which were consolidated on a 10:1 basis shortly thereafter.

After considering the large number of shares issued as part of the transaction, a fairly illiquid market and the significant dilution to shareholders, we determined that the value of the debt was more clearly evident than the value of the shares being issued.

3.  Regarding the private placements in November 2009 where you issued units consisting of one common share and one purchase warrant, please provide us proposed disclosure to be included in future filings to include the terms of the purchase warrants.  Provide us your analysis that supports your classification of the warrants as stockholders’ equity citing the accounting guidance you relied on that supports your accounting treatment.  In addition, please include in your proposed disclosure the fair market value of the warrants issued in the private placement or tell us your basis for omitting that disclosure.

In the Amended Form 10-K, we propose expanding the sixth, seventh and eight paragraphs following “2009 Share Transactions” in Note 7 as follows (additions in red and double underlined) to describe the terms of the warrants:

“On November 6, 2009, the Company completed a private placement for 625,000 Units at a subscription price of $0.80 per Unit for gross proceeds of $500,000. Each Unit is comprised of one common share and one non-transferable share purchase warrant of the

2 ASC 470-50-40-3 reads in part:
In an early extinguishment of debt through exchange for common or preferred stock, the reacquisition price of the extinguished debt shall be determined by the value of the common or preferred stock issued or the value of the debt – whichever is more clearly evident.

Company. Each warrant entitles the holder to purchase an additional common share of the Company at an exercise price of $1.20 per warrant share, for a period of five years from the date of issuance. The management determined the fair market value of the warrants to be $250,000. If after one year from the issuance of this warrant, there is no effective Registration Statement registering, or no current prospectus available for, the resale of the warrant share by the holder, then the holder has the right to exercise this warrant by means of cashless exercise.

On November 6, 2009, the Company completed a private placement for 125,000 Units at a subscription price of $0.80 per Unit for gross proceeds of $100,000. Each Unit is comprised of one common share and one non-transferable share purchase warrant of the Company. Each warrant entitles the holder to purchase an additional common share of the Company at an exercise price of $1.20 per warrant share, for a period of five years from the date of issuance. The management determined the fair market value of the warrants to be $50,000. If after one year from the issuance of this warrant, there is no effective Registration Statement registering, or no current prospectus available for, the resale of the warrant share by the holder, then the holder has the right to exercise this warrant by means of cashless exercise.

On November 30, 2009, the Company completed a private placement for 125,000 Units at a subscription price of $0.80 per Unit for gross proceeds of $100,000. Each Unit is comprised of one common share and one non-transferable share purchase warrant of the Company. Each warrant entitles the holder to purchase an additional common share of the Company at an exercise price of $1.20 per warrant share, for a period of five years from the date of issuance. The management determined the fair market value of the warrants to be $61,875. If after one year from the issuance of this warrant, there is no effective Registration Statement registering, or no current prospectus available for, the resale of the warrant share by the holder, then the holder has the right to exercise this warrant by means of cashless exercise.”

The warrants attached to the share units were issued for capital raising purposes and are considered free standing financial instruments, solely indexed to and potentially settled in, the Company’s own stock.

Based on the above, we have classified the warrants as stockholders’ equity and the fair value of the warrants has not been separated from equity.

Exhibits 31.1 and 31.2

4.  Please revise these certifications to include the introductory language of paragraph 4 in its entirety as required by Item 6.01(b)(31) of Regulation S-K.  This comment also applies to your fiscal 2010 Forms 10-Q.

The Amended Form 10-K will contain the correct certifications.  Upon your approval of the proposed disclosure set out in this letter, we will file an amended version of the March Form 10-Q (the “Amended March Form 10-Q”), the June Form 10-Q (the “Amended June Form 10-Q”) and the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2010 (the “Amended September Form 10-Q”).  The Amended March Form 10-Q, the Amended June Form 10-Q and the Amended September Form 10-Q will contain the correct certifications.

Form 10-Q for the quarterly period ended March 31, 2010

Exhibits 31 and 32

5.  The dates at the bottom of each certification are missing the day in May the certifications were signed by the certifying individuals, please file an amendment to the Form 10-Q that includes the entire periodic report and new corrected certifications.

The Amended March Form 10-Q will contain the properly dated certifications.

Form 10-Q for the quarterly period ended June 30, 2010

Note 4: Short Term Debt, page 7

6.  Regarding the Notes and the Series A, Series B, Series C and broker warrants issued in connection with the Notes, it appears that the Notes and Warrants contain full-ratchet and anti-dilution protections.  Please provide us proposed disclosure to be included in future filings to describe the full-ratchet and anti-dilution protection of these provisions.  Provide us your analysis that supports the embedded conversion option is indexed to your stock and your classification of the warrants as equity is appropriate. Cite the accounting guidance you relied on that supports your accounting treatment.

We propose revising Note 4 in the financials in the Amended June Form 10-Q as follows (additions in red and double underlined) to include the requested information:

“The Notes and each series of the Warrants contain the following anti-dilution features:

If the Company issues or sells any shares of common stock for a consideration per share less than a price equal to the conversion price of the Notes or exercise price of the warrants, as applicable, in effect immediately prior to such issue or sale, then immediately after such issuance, the conversion price of the Notes or the exercise price of the warrants then in effect, as applicable, shall be reduced to an amount equal to the new issuance price. For purposes of determining the adjusted exercise price, the following shall be applicable:

(i) Issuance of Options. If the Company in any manner grants or sells any options and the lowest price per share for which one share of common stock is issuable upon the exercise of any such option or upon conversion, exercise or exchange of any convertible securities issuable upon exercise of any such option is less than the applicable price, then such share of common stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the granting or sale of such option for such price per share. The “lowest price per share for which one share of common stock is issuable upon the exercise of any such options or upon conversion, exercise or exchange of any convertible securities issuable upon exercise of any such option” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration received or receivable by the Company with respect to any one share of common stock upon the granting or sale of such option, upon exercise of such option and upon conversion, exercise or exchange of any convertible security issuable upon exercise of such option and (y) the lowest exercise price set forth in such option for which one share of common stock is issuable upon the exercise of any such options or upon conversion, exercise or exchange of any convertible securities issuable upon exercise of any such option minus (2) the sum of all amounts paid or payable to the holder of such option or any other person upon the granting or sale of such option, upon exercise of such option and upon conversion, exercise or exchange of any convertible security issuable upon exercise of such option plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such option or any other person. Except as contemplated below, no further adjustment of the exercise price shall be made upon the actual issuance of such shares of common stock or of such convertible securities upon the exercise of such options or upon the actual issuance of such shares of common stock upon conversion, exercise or exchange of such convertible securities.

(ii) Issuance of Convertible securities. If the Company in any manner issues or sells any convertible securities and the lowest price per share for which one share of common stock is issuable upon the conversion, exercise or exchange thereof is less than the applicable price, then such share of common stock shall be deemed to be outstanding and to have been issued and sold by the Company at the time of the issuance or sale of such convertible securities for such price per share. The “lowest price per share for which one share of common stock is issuable upon the conversion, exercise or exchange thereof” shall be equal to (1) the lower of (x) the sum of the lowest amounts of consideration received or receivable by the Company with respect to one share of common stock upon the issuance or sale of the convertible security and upon conversion, exercise or exchange of such convertible security and (y) the lowest conversion price set forth in such convertible security for which one share of common stock is issuable upon conversion, exercise or exchange thereof minus (2) the sum of all amounts paid or payable to the holder of such convertible security or any other person upon the issuance or sale of such convertible security plus the value of any other consideration received or receivable by, or benefit conferred on, the holder of such convertible security or any other person. Except as described below, no further adjustment of the exercise price shall be made upon the actual issuance of such shares of common stock upon conversion, exercise or exchange of such convertible securities, and if any such issue or sale of such convertible securities is made upon exercise of any options for which adjustment of the warrant has been or is to be made, except as described below, no further adjustment of the exercise price shall be made by reason of such issue or sale.

(iii) Change in Option Price or Rate of Conversion. If the purchase or exercise price provided for in any options, the additional consideration, if any, payable upon the issue, conversion, exercise or exchange of any convertible securities, or the rate at which any convertible securities are convertible into or exercisable or exchangeable for shares of common stock increases or decreases at any time, the exercise price in effect at the time of such increase or decrease shall be adjusted to the exercise price which would have been in effect at such time had such options or convertible securities provided for such increased or decreased purchase price, additional consideration or increased or decreased conversion rate, as the case may be, at the time initially granted, issued or sold. If the terms of any option or convertible security that was outstanding as of the date of issuance of the warrant are increased or decreased in the manner described in the immediately preceding sentence, then such option or convertible security and the shares of common stock deemed issuable upon exercise, conversion or exchange thereof shall be deemed to have been issued as of the date of such increase or decrease. No adjustment shall be made if such adjustment would result in an increase of the exercise price then in effect.

(iv) Calculation of Consideration Received. If any option or convertible security is issued in connection with the issuance or sale or deemed issuance or sale of any other securities of the Company, together comprising one integrated transaction, (x) such option or convertible security (as applicable) will be deemed to have been issued for consideration equal to the Black Scholes consideration value thereof and (y) the other securities issued or sold or deemed to have been issued or sold in such integrated transaction shall be deemed to have been issued for consideration equal to the difference of (I) the aggregate consideration received by the Company minus (II) the Black Scholes consideration value of each such option or convertible security (as applicable). If any shares of common stock, options or convertible securities are issued or sold or deemed to have been issued or sold for cash, the consideration received therefor will be deemed to be the net amount of consideration received by the Company therefor. If any shares of common stock, options or convertible securities are issued or sold for a consideration other than cash, the amount of such consideration received by the Company will be the fair value of such consideration, except where such consideration consists of publicly traded securities, in which case the amount of consideration received by the Company for such securities will be the arithmetic average of the VWAPs of such security for each of the five (5) trading days immediately preceding the date of receipt. If any shares of common stock, options or convertible securities are issued to the owners of the non-surviving entity in connection with any merger in which the Company is the surviving entity, the amount of consideration therefor will be deemed to be the fair value of such portion of the net assets and business of the non-surviving entity as is attributable to such shares of common stock, options or convertible securities, as the case may be. The fair value of any consideration other than cash or publicly traded securities will be determined jointly by the Company and the holder. If such parties are unable to reach agreement within ten (10) days after the occurrence of an event requiring valuation, the fair value of such consideration will be determined within five (5) trading days after the tenth (10th) day following such valuation event by an independent, reputable appraiser jointly selected by the Company and the holder. The determination of such appraiser shall be final and binding upon all parties absent manifest error and the fees and expenses of such appraiser shall be borne by the Company.

(v) Record Date. If the Company takes a record of the holders of shares of common stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in shares of common stock, options or in convertible securities or (B) to subscribe for or purchase shares of common stock, options or convertible securities, then such record date will be deemed to be the date of the issue or sale of the shares of common stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase (as the case may be).”

In determining that the embedded conversion option is indexed to the Company’s stock, we relied on paragraphs 11,3 134 and 155 of EITF 07-5.  Our two-step analysis was as follows:

3Paragraph 2 of EITF 07-5 reads:
Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock

11.  An entity shall evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock using the following two-step approach:

Step 1: Evaluate the instrument's contingent exercise provisions, if any.

Step 2: Evaluate the instrument's settlement provisions.

4 Paragraph 13 of EITF 07-5 reads:
Evaluation of Contingency Exercise Provisions (Step1)

13. An exercise contingency would not preclude an instrument (or embedded feature) from being considered indexed to an entity's own stock provided that it is not based on (a) an observable market, other than the market for the issuer's stock (if applicable), or (b) an observable index, other than an index calculated or measured solely by reference to the issuer's own operations (for example, sales revenue of the issuer, EBITDA [earnings before interest, taxes, depreciation, and amortization] of the issuer, net income of the issuer, or total equity of the issuer). If the evaluation of Step 1 does not preclude an instrument from being considered indexed to the entity's own stock, the analysis would proceed to Step 2.

5 Paragraph 15 of EITF 07-5 reads:
Evaluation Provisions (Step 2)

15. An instrument (or embedded feature) would be considered indexed to an entity's own stock if its settlement amount will equal the difference between the fair value of a fixed number of the entity's equity shares and a fixed monetary amount or a fixed amount of a debt instrument issued by the entity. For example, an issued share option that gives the counterparty a right to buy a fixed number of the entity's shares for a fixed price or for a fixed stated principal amount of a bond issued by the entity would be considered indexed to the entity's own stock. An instrument's strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in the entity's control. If the instrument's strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) would still be considered indexed to an entity's own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a "fixed-for fixed" forward or option on equity shares.

Step 1:
The Company issued Series A, Series B and Series C without any exercise contingency other than that Series C warrants can only be exercised on the same pro-rata basis as the exercise of the Series B warrants. This in itself does not preclude the warrants from being considered indexed to the Company’s own stock.

Step 2:	Upon exercise, the settlement amount would equal the difference between the fair value of a fixed number of the Company' shares and a fixed strike price.

In classifying the warrants as equity, we relied on FASB ASC 470-20-25-2.6

In addition to the above responses to your comments, we hereby acknowledge that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Preliminary Information Statement and the Definitive Information Statement, (ii) comments from the staff of the U.S. Securities and Exchange Commission (the “Commission”) does not foreclose the Commission from taking any action with respect to the Preliminary Information Statement or the Definitive Information Statement and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with the above, please contact William Rosenstadt at (212) 588-0022.

Sincerely,

TapImmune, Inc.

/s/ Glynn Wilson

cc:          Sasha Parikh, Staff Accountant
Don Abbott, Review Accountant

6 Proceeds from the sale of a debt instrument with stock purchase warrants (detachable call options) shall be allocated to the two elements based on the relative fair values of the debt instrument without the warrants and of the warrants themselves at time of issuance. The portion of the proceeds so allocated to the warrants shall be accounted for as paid-in capital. The remainder of the proceeds shall be allocated to the debt instrument portion of the transaction.